SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35617

Deregistration under Section 8(f) of the Investment Company Act of 1940

May 30, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of May 2025. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for

an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov

and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is

listed for the relevant applicant below, or personally or by mail, if a physical address is listed

for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.

on June 24, 2025, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

CPG Cooper Square International Equity, LLC [File No. 811-23590]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 27, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $44,294 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on February 13, 2025 and amended on May 13, 2025.

Applicant's Address: 660 Fifth Avenue, Level 15, New York, New York 10103.

Eaton Vance Unit Trust - Series 1 [File No. 811- 23099]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On November 9, 2017, February 9, 2018, March 13, 2018, May 9, 2018, June 12, 2018, August 9, 2018, September 12, 2018, November 9, 2018. December 10, 2018, February 8, 2019, March 8, 2019, and May 9, 2019, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on March 6, 2025.

Applicant's Address: One Post Office Square, Boston, Massachusetts 02109.

Endowment PMF Master Fund, L.P. [File No. 811-22940]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 15, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,256,515 incurred in connection with the liquidation were paid by the applicant's investment adviser. Applicant also has retained cash in the amount of $864,088 for the purpose of paying outstanding liabilities.

Filing Date: : The application was filed on April 16, 2025.

Applicant's Address: 712 West 34th Street, Suite 201, Austin, Texas 75705.

Funds For Institutions Series [File No. 811-05149]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 23, 2020, October 27, 2020, August 7, 2020, August 11, 2020, February 12, 2020, and February 13, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $198,000 incurred in connection with the liquidation were paid by the applicant's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on June 27, 2022 and amended on March 13, 2025.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Macquarie Energy Transition Infrastructure Fund, LLC [File No. 811-23974]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on January 15, 2025 and amended on May 21, 2025.

Applicant's Address: 660 Fifth Avenue, Level 15, New York, New York 10103.

Ready Assets Government Liquidity Fund [File No. 811-02556]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 5, 2021, and February 9, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $99,000 incurred in connection with the liquidation were paid by the applicant's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on June 27, 2022 and amended on March 13, 2025.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Retirement Series Trust [File No. 811-03310]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 7, 2020, and August 11, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $43,000 incurred in connection with the liquidation were paid by the applicant's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on June 27, 2022 and amended on March 13, 2025.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Stone Ridge Trust IV [File No. 811-23105]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 24, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,820 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: : The application was filed on May 13, 2025.

Applicant's Address: 1 Vanderbilt Avenue, 65th Floor, New York, New York, 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.